UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10/A
Amendment No. 2

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

Strategic Environmental & Energy Resources, Inc.
(Exact name of registrant as specified in its charter)

Nevada		02-0565834
(State or other jurisdiction of Incorporation or organization)	(Commission File No.)	(IRS Employee Identification Number)

7801 Brighton Road
Commerce City, Colorado 80022
(Address of Principal Executive Office)

303-295-6297
(Registrant's telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

 Title of Class

COMMON STOCK, $.001 par value

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.

Large accelerated filer ☐	Accelerate filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☒

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Form 10 contains certain forward-looking statements with respect to the financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive positions, growth opportunities for existing products, plans and objectives of management. Statements in this Form 10 that are not historical facts are hereby identified as "forward-looking statements."

PART I

ITEM 1. BUSINESS

Overview

Strategic Environmental & Energy Resources, Inc. ("the Company" or "SEER") was originally organized under the laws of the State of Nevada on February 13, 2002 for the purpose of acquiring one or more businesses, under the name of Satellite Organizing Solutions, Inc ("SOZG"). In March 2008, SOZG consummated a reverse merger with a non-public operating company called Strategic Environmental & Energy Resources, Inc., also a Nevada Corporation. SOZG name was changed to Strategic Environmental & Energy Resources, Inc. SEER is dedicated to assembling complementary service and product businesses that provide safe, innovative, cost effective, and profitable solutions in the oil & gas, environmental, waste management and renewable energy industries. SEER currently operates four companies with three offices in the western and mid-western U.S. Through these operating companies, SEER provides products and services throughout the U.S. and has licensed and owned technologies with many customer installations throughout the U.S. Each of the four operating companies is discussed in more detail below.

The Company's domestic strategy is to grow internally through SEER's existing customer base and subsidiaries that have well established revenue streams and, simultaneously, establish long-term alliances with and/or acquire complementary domestic businesses in rapidly growing markets for environmental, water treatment and oil & gas services. At the same time, SEER intends to increase sales of new and patent-pending technologies into the growing markets of vapor/emission capture and control, renewable "green gas" capture and sale, Compressed Natural Gas ("CNG") fuel generation for fleet use, as well as medical and pharmaceutical waste destruction. Many of SEER's current operating companies share customer bases and each provides truly synergistic services and products.

The company now owns and manages four operating entities and one newly formed entity that has no operations to date.

 Subsidiaries

REGS, LLC d/b/s Resource Environmental Group Services ("REGS"): (operating since 1994) provides general industrial cleaning services and waste management into many industry sectors but focuses on oil & gas production (upstream) (particularly water treatment services in the oil & gas fields) and refineries (downstream), but also services other sectors such as hospitals, universities and state/federal agencies.

Tactical Cleaning Company, LLC ("TCC"): (operating since 2005) provides cleaning services to the tanker rail car industry with offices in two states and a focus on both food-grade and petroleum based products, i.e., fuel oil and asphalt.

MV, LLC ("MV"): (operating since 2003) MV is an engineering/technology oriented company that designs and sells odor, vapor, and emission control systems for use in oil and gas production, refining, and biogas conversion in agricultural, food and beverage and landfill applications.

Paragon Waste Solutions, LLC ("PWS"): (formed late 2010) PWS is a recently-formed operating company that is expected to deliver during the third quarter of 2013, the initial prototype unit intended to demonstrate its patent-pending technology, currently under review by the US patent Office, based on a "cold plasma" oxidation process. This process involves gasification of the solid waste and then a cold plasma oxidation process that makes possible the destruction of hazardous chemical and biological waste via a low temperature and low oxygen pyrolytic process. The patent application is currently under review by the US Patent Office. The term cold plasma refers to a low energy ionized gas that is generated by electrical discharges between two electrodes. PWS believes that this CoronaLux™ Technology, designed and intended for the "clean" destruction of hazardous chemical and biological waste (i.e., hospital "red bag" waste) should eliminate the need for costly segregation, transportation, incineration or landfill (with their associated legacy liabilities). PWS is a 54% owned subsidiary.

Benefuels, LLC ("BeneFuels"): (formed February 2013) owned 85% by SEER is a newly formed division created to focus specifically on treating biogas for conversion to pipeline quality gas and/or CNG for fleet vehicles. BeneFuels had no operations as of May 31, 2013. We do not expect BeneFuels to commence operations until the fourth quarter of 2013.

In April 2013, MV Technologies, Inc ("MV") and RCM International, LLC ("RCM") entered into a Joint Development and Marketing Agreement to develop, implement, market and distribute certain hybrid scrubber systems that employ elements of RCM Technology and MV Technology (the "Joint Venture").

RCM shall supply, under license to MV for use in the Joint Venture only, RCM biological scrubber technology and MV shall supply, under license to RCM for use in the Joint Venture only, MV Technology, including its products marketed under the H2SPlus™ System trademark or trade name. The sale of biogas conditioning products having both biological and chemical scrubber components by either party will be subject to a royalty of up to 17% due to the joint venture.

Operations to date of the Joint Venture has been limited to formation activities.

Segment Information

The Company currently has identified four segments as follows:

		% of Annual Revenues
		2012	2011
REGS	Industrial Cleaning	45%	35%
TCC	Rail Car Cleaning	34%	37%
MV	Environmental Solutions	21%	28%
PWS	Solid Waste	—	—

BeneFuels is not currently operating but when operations commence would be part of the Environmental Solutions segment. The MV RCM Joint Venture is not currently operating but when operations commence would be part of the Environmental Solutions segment.

As of December 31, 2012, we had two customers (Holly Frontier and Holly Energy Partners) with sales in excess of 10% of our revenue and combined were in excess of 27%. We did not have any customers with sales in excess of 10% of our revenue in 2011. The loss of either one of these customers could have a material adverse effect on our business.

Financial Condition

As shown in the accompanying consolidated financial statements (Exhibit 99.1), the Company has experienced recurring losses, and has accumulated a deficit of approximately $11.6 million as of December 31, 2012 and for the years ended December 31, 2012, and 2011, we incurred net losses of approximately $1.7 million and $1.57 million, respectively. For the six months ended June 30, 2013 we incurred a loss of $188,800. As of December 31, 2012 and 2011, our current liabilities exceeded our current assets by $1.4 million and $2.4 million, respectively, and our total liabilities exceeded our total assets by $1.2 million and $2 million, respectively. As of June 30, 2013 our current liabilities exceed our current assets by $1.16 million.

Realization of a major portion of our assets as of December 31, 2012 and June 30, 2013, is dependent upon our continued operations. Accordingly, we have undertaken a number of specific steps to continue to operate as a going concern. In 2012, we raised approximately $1.3 million through the sale of common stock and converted approximately $.5 million in debt to equity. In addition, we have focused on developing organic growth in our operating companies and improving gross and net margins through increased attention to pricing, aggressive cost management and overhead reductions. We made additions to our senior management team to support these initiatives, and focused on streamlining our business model to improve profitability. We also increased our business development efforts in MV to address opportunities identified in expanding markets attributable to increased interest in energy conservation and emission control regulations. For the period January 1, 2013 through June 30, 2013, we raised approximately $779,000 in equity financing through the sale of common stock and management plans to raise additional equity financing through the sale of common stock. There can be no assurance that the Company will achieve the desired result of net income and positive cash flow from operations in future years. Management believes that current working capital and proceeds from the sale of common stock in 2013 will be sufficient to allow the Company to maintain its operations through December 31, 2013 and into the foreseeable future.

EMERGING GROWTH COMPANY STATUS

The Company is an "emerging growth company" as defined in section 3(a) of the Exchange Act (as amended by the United States Jumpstart Our Business Startups Act (the "JOBS Act"), enacted on April 5, 2012), and the Company will continue to qualify as an "emerging growth company" until the earliest to occur of: (a) the last day of the fiscal year during which the Company has total annual gross revenues of US$1,000,000,000 (as such amount is indexed for inflation every 5 years by the Securities and Exchange Commission (the "SEC")) or more; (b) the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to an effective registration statement under the United States Securities Act of 1933, as amended; (c) the date on which the Company has, during the previous 3-year period, issued more than US$1,000,000,000 in non-convertible debt; or (d) the date on which the Company is deemed to be a 'large accelerated filer', as defined in Exchange Act Rule 12b–2.

The Company will continue to qualify as an emerging growth company until the last day of the fiscal year of the Company following the fifth anniversary of the date of the first sale of common equity securities of the Company pursuant to a registration statement under the United States Securities Act of 1933, as amended), unless it otherwise ceases to qualify as an emerging growth company.

Generally, a registrant that registers any class of its securities under section 12 of the Exchange Act is required to include in the second and all subsequent annual reports filed by it under the Exchange Act, a management report on internal control over financial reporting and, subject to an exemption available to registrants that meet the definition of a "smaller reporting company" in Exchange Act Rule 12b-2, an auditor attestation report on management's assessment of internal control over financial reporting. However, for so long as the Company continues to qualify as an emerging growth company, it will be exempt from the requirement to include an auditor attestation report in its annual reports filed under the Exchange Act, even if it does not qualify as a "smaller reporting company". In addition, section 103(a)(3) of the Sarbanes-Oxley Act of 2002 has been amended by the JOBS Act to provide that, among other things, auditors of an emerging growth company are exempt from any rules of the Public Company Accounting Oversight Board requiring mandatory audit firm rotation or a supplement to the auditor's report in which the auditor would be required to provide additional information about the audit and the financial statements of the registrant (auditor discussion and analysis).

Any U.S. domestic issuer that is an emerging growth company is able to avail itself to the reduced disclosure obligations regarding executive compensation in periodic reports and proxy statements, and to not present to its shareholders a nonbinding advisory vote on executive compensation, obtain approval of any golden parachute payments not previously approved, or present the relationship between executive compensation actually paid and our financial performance.

Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. However, we are irrevocably electing not to avail ourselves of this extended transition period for complying with new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Industry

SEER, with its diverse services, technologies, and environmental solution offerings, participates in the worldwide markets of industrial cleaning, environmental compliance, renewable energy and waste minimization/management markets. There are ever-increasing regulations and statutory programs, state, federal and local, create and mandate the need for waste minimization and proper handling, storage, treatment and disposal of virtually all types of waste. These rules and regulations are increasingly governing air emissions and vapor control in virtually all types of industries.

The industrial waste management industry in North America was shaped first by the Resource Conservation and Recovery Act of 1976 (RCRA), which requires waste generators to, among other things, store and dispose of hazardous waste in accordance with specific regulations. Subsequent to the RCRA, growing national awareness of environmental issues, coupled with corporate and institutional awareness of environmental liabilities, have contributed to the growth of the industry and associated governing legislation on the state and federal levels.

Today, collection and disposal of solid and hazardous wastes are subject to local, state, and federal requirements and controls that regulate health, safety, the environment, zoning and land-use. Included in these regulations is the Comprehensive Environmental Response, Compensation and Liability Act of 1980 ("CERCLA"), of the United States. CERCLA holds generators and transporters of hazardous substances, as well as past and present owners and operators of sites where there has been a hazardous release, strictly, jointly and severally liable for environmental cleanup costs resulting from the release or threatened release of hazardous materials.

The enactment of the federal Clean Air Act of 1970 (CAA) resulted in a major shift in the federal government's role in air pollution control. This legislation authorized the development of comprehensive federal and state regulations to limit emissions from both stationary (industrial) sources and mobile sources. The Act has been amended and expanded in scope many time since its enactment and remains a major consideration for safely and responsibly conducting business in the U.S.

These and countless other similar regulatory programs mandate the need for environmental and industrial cleaning services and technologies such as those offered by SEER and its companies.

There are substantial barriers to entry in the waste management industry, including the high degree of expertise and training required, regulatory compliance, insurance, and licensing costs and procedures, strict federal, state, provincial and local permitting and oversight processes, and significant capital costs of equipment and qualified personnel.

Business Strategy

SEER's growth to date has been fueled by a combination of vertical integration, acquisitions, and organic growth. SEER acquired REGS, Tactical, and MV as wholly-owned subsidiaries. We intend to continue pursuing an aggressive strategy of acquisitive and organic growth while expanding our geographic footprint into other regions of the United States and possibly into foreign markets. Potential acquisitions may include businesses that are complementary to our core businesses or companies that provide a similar set of services in regions where the Company does not currently have operations.

Through long-term relationships with partners in the up-stream oil & gas production sector, SEER will pursue new sources of service revenue, particularly in the treatment of "frack" and produced water (production and flowback water from drilling and hydraulic frackturing operations) at water treatment facilities in some of the most productive oil & gas fields in the country.

Upon full development of certain of our patent-pending technologies, we intend to explore license relationships with larger, established companies to generate sustainable, revenue streams from both domestic and international applications.

Intellectual Property

MV was issued a patent in 2012 related to "Oil-Gas Vapor Collection, Storage, and Recovery System, etc." Patent No. US 8,206,124 B1. The patent will expire in 2029 unless otherwise extended. MV is in the process of expanding the scope and number of claims of this issued patent and has other pending applications arising out of and related to its odor control, vapor recovery, and renewable energy systems.

In 2013, PWS filed provisional and non-provisional applications arising out of and related to its waste disposal technology involving a pyrolitic first phase and a "cold plasma" second phase system referred to "plasma light," or CoronaLux™ technology. A pyrolytic process is basically the decomposition of any material in a very low oxygen atmosphere. The materials are decomposed with very little air (oxygen) being present, as compared to conventional burning or incineration. The patent application is currently under review by the US Patent Office. PWS is not dependent upon this patent for its business development, although the issuance of the patent would give PWS a competitive advantage.

Competition

The industrial services industry is highly competitive. Our competitors vary in size, geographical coverage and by the mix of services they offer. Our larger competitors include Philip Services, Clean Harbors, and Veolia Environmental Services. Additionally, we compete with a number of small and medium size companies. In the face of this competition we have been effective in growing our revenue due to the wide range of services we offer, a competitive pricing structure, our innovative and proprietary/patent pending technologies, a reputation for reliability, built over the nearly 20 years of business operations and the care we take in each customer project.

In all its businesses, the Company currently holds very small parts of very large and growing markets. MV competes by providing superior H2S "scrubbing" solutions that result in more cost efficient removal of H2S from process gas streams, with markedly lower cost media change out. H2S, or hydrogen sulfide, is the naturally occurring gas resulting from the decomposition of vegetation and organic materials in soil and ground waters that creates the odor of "rotten eggs." It is an offensive, unpleasant, and in high enough concentrations a toxic and deadly gas that must be removed from the gasses that escape during many industrial processes. REGS and Tactical Cleaning Company compete by offering superior customer response and lower total cost of service. PWS plans to compete by offering a unique on-site, on-demand waste destruction solution, eliminating the need for waste segregation, transportation, incineration, autoclaving and/or landfilling; in turn, eliminating all of the associated costs and legacy liabilities associated with current options for medical waste handling. We believe that the patent-pending CoronaLux™ technology results in a radically superior option in the medical waste management sector and ultimate emissions cleaner than other solutions available in the market.

Environmental Matters and Regulation

Significant federal environmental laws affecting us are the Resource Conservation and Recovery Act ("RCRA"), the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund Act", the Clean Air Act, the Clean Water Act, and the Toxic Substances Control Act ("TSCA").

RCRA. RCRA is the principal federal statute governing hazardous waste generation, treatment, transportation, storage and disposal. Pursuant to RCRA, the U.S. Environmental Protection Agency (the "EPA") has established a comprehensive "cradle-to-grave" system for the management of a wide range of materials identified as hazardous or solid waste. States that have adopted hazardous waste management programs with standards at least as stringent as those promulgated by the EPA have been delegated authority by the EPA to administer their facility permitting programs in lieu of the EPA's program. Every facility that treats, stores or disposes of hazardous waste must obtain a RCRA permit from the EPA or an authorized state agency, unless a specific exemption exists, and must comply with certain operating requirements.

The Superfund Act. The Superfund Act is the primary federal statute regulating the cleanup of inactive hazardous substance sites and imposing liability for cleanup on the responsible parties. It also provides for immediate response and removal actions coordinated by the EPA, of the release of hazardous substances into the environment, and authorizes the government to respond to the release or threatened release of hazardous substances or to order responsible persons to perform any necessary cleanup. The statute provides for strict, and in certain cases, joint and several liability for these responses and other related costs, and for liability for the cost of damages to natural resources, to the parties involved in the generation, transportation and disposal of such hazardous substances. Under the statute, we may be deemed liable as a generator or transporter of a hazardous substance which is released into the environment, or as the owner or operator of a facility from which there is a release of a hazardous substance into the environment.

The Clean Air Act. The Clean Air Act was passed by Congress to control the emissions of pollutants into the air and requires permits to be obtained for certain sources of toxic air pollutants such as vinyl chloride, or criteria pollutants, such as carbon monoxide. In 1990, Congress amended the Clean Air Act to require further reductions of air pollutants with specific targets for non-attainment areas in order to meet certain ambient air quality standards. These amendments also require the EPA to promulgate regulations, which (i) control emissions of 189 hazardous air pollutants; (ii) create uniform operating permits for major industrial facilities similar to RCRA operating permits; (iii) mandate the phase-out of ozone depleting chemicals; and (iv) provide for enhanced enforcement.

Clean Water Act. This legislation prohibits discharges into the waters of the United States without governmental authorization and regulates the discharge of pollutants into surface waters and sewers from a variety of sources, including disposal sites and treatment facilities.

Toxic Substances Control Act. TSCA established a national program for the management of substances classified as PCBs, which include waste PCBs as well as RCRA wastes contaminated with PCBs. We conduct field services (remediation) activities that are regulated under provisions of the TSCA.

Other Federal Laws. In addition to regulations specifically directed at the transportation, storage, and disposal facilities, there are a number of regulations that may "pass-through" to the facilities based on the acceptance of regulated waste from affected client facilities. Each facility that accepts affected waste must comply with the regulations for that waste, facility or industry. In our transportation operations, we are regulated by the U.S. Department of Transportation, the Federal Railroad Administration, the Federal Aviation Administration and the U.S. Coast Guard, as well as by the regulatory agencies of each state in which we operate or through which our vehicles pass. Health and safety standards under the Occupational Safety and Health Act, or "OSHA", are applicable to all of our operations.

Pursuant to the EPA's authorization of their RCRA equivalent programs, a number of states have regulatory programs governing the operations and permitting of hazardous waste facilities. Our facilities are regulated pursuant to state statutes, including those addressing clean water and clean air. Our facilities are also subject to local siting, zoning and land use restrictions. Although our facilities occasionally have been cited for regulatory violations, we believe we are in substantial compliance with all federal, state and local laws regulating our business.

Income Taxes

The Company has not filed federal and state tax returns since inception primarily due to financial constraints. The tax periods for the years ending December 31, 2008 through 2012 are open to examination by federal and state authorities. The Company has not been contacted by federal and state taxing authorities regarding these open tax periods although there can be no assurance they will not commence investigative procedures. The Company has engaged tax consultants and expects its federal and state tax returns for the open periods to be completed and filed in 2013. Since we have had significant operating losses for the open years we do not believe that taxes owed, if any, would be material.

In 2009 and 2010, the Company became delinquent for unpaid federal employer and employee payroll taxes and accrued interest and penalties related to the unpaid payroll taxes. Additionally, we had amounts outstanding for certain unpaid state payroll taxes and accrued interest and penalties applicable to 2012 and 2011. All interest and penalties related to the delinquent federal and state payroll taxes are included in the section labeled "other income and expenses" in the consolidated statement of operations.

In September 2011, we received approval from the IRS to begin paying our outstanding federal payroll tax and related interest and penalties liabilities totaling approximately $971,000, for the aforementioned years in installments (the "Installment Plan"). Under the Installment Plan, we were required to pay minimum monthly installments of $12,500 commencing September 2011, which increased to $25,000 per month in September 2012, until the liability is paid in full. Through the duration of the Installment Plan, the IRS continues to charge penalties and interest at statutory rates. If the conditions of the Installment Plan are not met, the IRS may cancel it and may demand the outstanding liability to be repaid through a levy on income, bank accounts or other assets, or by seizing certain of our assets. Additionally, the IRS has filed a notice of federal tax lien against certain of our assets to satisfy the obligation. The IRS is to release this lien if and when we pay the full amount due. As of June 30, 2013 and December 31, 2012, the outstanding balance due to the IRS was $948,500, and $1,045,400, respectively. Two of the officers' of the Company also have liability exposure for a portion of the taxes if the Company does not pay them.

In May 2013, the Company filed an Offer in Compromise with the IRS to reduce its outstanding liability to $250,000. While the Offer in Compromise is under review by the IRS, the Company requirement to pay $25,000 a month under the Installment Plan is suspended. There can be no assurance that the Offer in Compromise will be accepted by the IRS.

As of June 30, 2013 and December 31, 2012, the amounts due for past due state payroll taxes, interest and penalties, was $40,300 and $35,400, respectively.

Insurance

To cover potential risks associated with the variety of services that the operating companies provide, we maintain adequate insurance coverages, including: 1) Casualty Insurance providing coverage for Commercial General Liability, Automotive Liability and Professional Liability Insurance in the amounts of $1 million each, respectively, per year; 2) Contractor's Pollution Liability Insurance, which has limits of $1 million per occurrence and $1 million in the aggregate; 3) Transportation Liability Insurance with a $1 million per occurrence; and, 4) An Excess Umbrella Liability Policy of $4 million per occurrence and $4 million aggregate limit overall.

Health, Safety and Compliance

Preserving the health and safety of our employees and the communities in which we operate, as well as remaining in compliance with local, state and federal rules and regulations are the highest priorities for us and our companies. We strive to maintain the highest professional standards in our compliance and health and safety activities. To achieve this objective, we have an in-house, full-time, health & safety officer and emphasize comprehensive training programs for new employees as well as ongoing mandatory refresher programs, and safety bonus programs for existing employees. These programs are administered at both the corporate and field levels on a daily basis. Our efforts to ensure the health and safety of employees have been formally recognized by our customers as well as by the Colorado Department of Labor and Employment.

Research and Development

During the year 2011, the Company spent $2,000 in research and development, increasing that spending to $416,000 in 2012 to develop its medical waste management technology in its Paragon subsidiary. Due to financial constraints, no research and development could be funded prior to 2012. The Company has allocated funding of additional research and development of its medical waste management technology is 2013. None of our research and development costs are borne directly by any customers.

Employees

As of December 31, 2012, we employed approximately 63 full time non-union and salaried employees. Use of There is some seasonality to our business which requires us to use day laborers. As of June 30, 2013 we employ approximately 66 full time non-union and salaried employees and approximately 8 contract employees.

Public Information

Persons interested in obtaining information on the Company may read and copy any materials that we file with the Commission at the SEC's Public Reference Room at 100 F Street, NE., Washington, DC 20549, on official business days during the hours of 10 a.m. to 3 p.m. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission at http://www.sec.gov.

ITEM 1A - RISK FACTORS

An investment in our securities involves certain risk factors, including those described below. Investors should carefully consider these risk factors along with information included or referred to in this report as well as other SEC filings before investing in our securities.

Risks Relating to Our Business

Our substantial level of indebtedness could adversely affect our financial condition and ability to fulfill our obligations.

As of December 31, 2012, the Company had approximately $791,700 in notes payable and capitalized lease obligations; federal withholding tax liability, including interest and penalties of $1,080,800, trade accounts payable of $1,323,300, billings in excess of revenue on uncompleted projects of $327,400, and $499,700 in accrued liabilities. Our level of indebtedness may adversely affect our ability to obtain additional financing for working capital, capital expenditures, acquisitions and other general corporate purposes; result in a default under the financial and operating covenants contained in our debt instruments; and make us more vulnerable to an economic downturn that our competitors with less debt. If we are unable to generate sufficient cash flow from operations in the future to service our debt and fee obligations, we may be required to refinance all or a portion of our existing debt and letter of credit facilities, or to obtain additional financing and facilities. However, we may not be able to obtain any such refinancing or additional facilities on favorable terms or at all.

Our business and results of operations would be adversely affected if we are unable to secure reasonably priced insurance that is required for our operations.

Because our business sometimes involves the handling and disposal of hazardous materials, we are required to maintain insurance coverage that can be expensive. Our ability to continue conducting business could be adversely affected if we should become unable to secure sufficient insurance coverage, surety bonds and financial assurances at reasonable cost to meet our business and regulatory requirements. The availability of insurance could be affected by factors outside of our control as well as the insurers' or sureties' assessment of our risk.

The environmental services industry in which we participate is subject to significant economic and business risks.

Our future operating results may be affected by such factors as our ability to win new business and remain competitive in the face of price competition from competitors who are often larger and better capitalized than us; maintain and/or build market share in an industry that has experienced downsizing and consolidation; reduce costs without negatively impacting operations; minimize downtime and disruptions of operations; weather economic downturns or recessionary conditions.

A significant portion of our business is derived as a result of events and circumstances over which we have no control.

Certain services that we provide are impacted by events such as accidental spills of hazardous materials, increasingly stringent environmental regulations governing hazardous waste handling, and seasonal fluctuations due to weather and budgetary cycles influencing the timing of customers' spending for remedial activities. We do not control such factors and, as a result, our revenue and income can vary significantly from quarter to quarter and from year to year. Prior financial performance for certain periods may not be a reliable indicator of future performance for comparable periods in subsequent years.

Seasonality makes it harder for us to manage our business and for investors to evaluate our performance.

Our operations may be affected by seasonal fluctuations due to weather and budgetary cycles influencing the timing of customers' needs for remedial and other services that we provide. This seasonality in our business makes it harder for us to manage our business and for investors to evaluate our performance.

Because our quarterly and annual operating results are difficult to predict and may fluctuate, the market price for our stock may be volatile.

Our operating results have fluctuated significantly in the past and may continue to fluctuate significantly in the future. Fluctuations in operating results may result in volatility of the price of our common stock. These quarterly and annual fluctuations may result from a number of factors, including the size of new contracts and when we are able to recognize the related revenue; our rate of progress under our contracts; the timing of customer and market acceptance of our products and service offerings; budgeting cycles of our customers; the mix of products and services sold; changes in demand for our products and services; level and timing of expenses for product development and sales, general and administrative expenses; competition; changes in our strategy; general economic conditions.

Personnel costs are a significant component of our budgeted expense levels and, therefore, our expenses are, to a degree, variable based upon our expectations regarding future revenue. Our revenue is difficult to forecast because the market for our products and services is rapidly changing, and our sales cycle and the size and timing of significant contracts varies substantially among customers. Accordingly, we may be unable to adjust spending in a timely manner to compensate for any unexpected shortfall in revenue. Any significant shortfall from anticipated levels of demand for our products and services could adversely affect our business, financial condition, results of operations and cash flows.

Based on these factors, we believe our future quarterly and annual operating results may vary significantly from quarter to quarter and year to year. As a result, quarter-to-quarter and year-to-year comparisons of operating results are not necessarily meaningful nor do they indicate what our future performance will be. Furthermore, we believe that in future reporting periods if our operating results fall below the expectations of public market analysts or investors, it is possible that the market price of our common stock could go down.

Our results of operations could be negatively impacted if we are unable to manage our liquidity.

Our cash forecast indicates that we will have sufficient liquidity to cover anticipated operating costs as well as debt service payments for at least the next twelve months, but this could be negatively impacted if we are unable to invoice and collect from our customers in a timely manner, if our revenue levels fall below forecast, or expenses exceed what we projected, or an unexpected adverse event, or combination of events occurs. Therefore, if the timing of cash generated from operations is insufficient to satisfy our liquidity requirements, we may require access to additional funds to support our business objectives through another debt restructuring, a credit facility or possibly the issuance of additional equity. Additional financing may not be available at all or, if available, may not be obtainable on terms that are favorable to us and not dilutive.

We depend on a limited number of significant customers for a substantial portion of our revenues, and the loss of one or more of these customers could adversely affect our business.

In the past, and currently, we earn a significant portion of our revenue from a relatively small number of customers. Although this has been mitigated somewhat by the expansion of our product, service and customer base through expansion into broader markets, the loss of any significant customer, delays in delivery or acceptance of any of our products by a customer, delays in the performance of services for a customer, or delays in collection of customer receivables could harm our business and operating results.

Our business depends largely on our ability to attract and retain talented employees.

Our ability to manage future expansion, if any, effectively will require us to attract, train, motivate and manage new employees successfully, to integrate new management and employees into our overall operations and to continue to improve our operations, financial and management systems. We may not be able to retain personnel or to hire additional personnel on a timely basis, if at all. Because of the complexity and training required in certain of our services, a significant time lag exists between the hiring date of technical and sales personnel and the time when they become fully productive. Our failure to retain personnel or to hire qualified personnel on a timely basis could adversely affect our business by impacting our ability to service certain customers and to secure new contracts.

We are subject to extensive environmental regulations that may increase our costs and potential liabilities.

The operations of all companies in the environmental services industry are subject to federal, state, provincial and local environmental requirements. Although increasing environmental regulation often presents new business opportunities for us, it also results in increased operating and compliance costs. Efforts to conduct our operations in compliance with all applicable laws and regulations, including environmental rules and regulations, require programs to promote compliance, such as training employees and customers, purchasing health and safety equipment, and in some cases hiring outside consultants. Even with these programs, we and other companies in the environmental services industry are faced with governmental enforcement proceedings, which can result in fines or other sanctions and require expenditures for remedial work on waste management facilities and contaminated sites. Certain of these laws impose strict and, under certain circumstances, joint and several liability for cleanup of releases of regulated materials, and also liability for related natural resource damages.

At some time in the future we may be required to pay fines or penalties due to regulatory enforcement proceedings and such fines or penalties could have a negative impact on our earnings. Additionally, regulatory authorities have the power to suspend or revoke permits or licenses needed for our operations, which may affect our customers' willingness to do business with us and/or out ability to conduct business. This, in turn, would impact our revenue and profitability. To date, we have never had any of our operating permits revoked, suspended or non-renewed involuntarily, although it is possible that could occur in the future.

Changes in environmental regulations or entry into related businesses may require us to make significant capital expenditures.

Changes in environmental regulations or our entry into new businesses can require us to make significant capital expenditures. Periodically the government revises rules and regulations regarding the handling and disposal of hazardous waste that requires us and other companies in the environmental services industry to invest in new equipment, training or other areas in order to remain in compliance. Additionally, because we intend to expand our business through the acquisition of complementary businesses, we anticipate the need raised additional capital to support such acquisitions. Future environmental regulations and acquisitions could cause us to make significant additional capital expenditures and adversely affect our results of operations and cash flow.

If our internal growth objectives prove to be inaccurate, our results of operations could be adversely affected.

While we believe that increasing environmental regulations and our growing product and services portfolio provide us with ample growth opportunities, it is possible that we will not be able to achieve our internal growth objectives due to potentialities such as a lack of growth capital, intense competition, regulatory issues, loss of permits and licenses, and other factors. Likewise, while we also intend to grow through acquisition, it is possible that we will be unable to grow this way due to lack of adequate financing, lack of viable acquisition candidates, competition for such acquisitions and other factors. To the extent that our growth objectives prove to be significantly different than actual results, our results of operations could be adversely affected.

Disruptions from terrorist activities or military actions may have an adverse effect on our business.

The continued threat of terrorism within the U.S. and acts of war may cause significant disruption to commerce throughout the world. Our business and results of operations could be materially and adversely affected to the extent that such disruptions result in delays or cancellations of customer orders, delays in collecting cash, a general decrease in corporate spending, or our inability to effectively market, manufacture or ship our products. We are unable to predict whether war and the threat of terrorism or the responses thereto will result in any long-term commercial disruptions or if such activities or responses will have any long-term material adverse effect on our business, results of operations, financial condition or cash flows.

We are an "emerging growth company" and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

The JOBS Act permits "emerging growth companies" like us to rely on some of the reduced disclosure requirements that are already available to companies having a public float of less than $75 million, for as long as we qualify as an emerging growth company. During that period, we are permitted to omit the auditor's attestation on internal control over financial reporting that would otherwise be required by the Sarbanes-Oxley Act. Companies with a public float of $75 million or more must otherwise procure such an attestation beginning with their second annual report after their initial public offering. For as long as we qualify as an emerging growth company, we are also excluded from the requirement to submit "say-on-pay", "say-on-pay frequency" and "say-on-parachute" votes to our stockholders and may avail ourselves of reduced executive compensation disclosure compared to larger companies. In addition, as described in the following risk factor, as an emerging growth company we can take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies.

Until such time as we cease to qualify as an emerging growth company, investors may find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

At such time as we cease to qualify as an "emerging growth company" under the JOBS Act, the costs and demands placed upon management will increase.

We will continue to be deemed an emerging growth company until the earliest of (i) the last day of the fiscal year during which we had total annual gross revenues of $1,000,000,000 (as indexed for inflation), (ii) the last day of the fiscal year following the fifth anniversary of the date of the first sale of common stock under a registration statement under the Securities Act ; (iii) the date on which we have, during the previous 3-year period, issued more than $1,000,000,000 in non-convertible debt; or (iv) the date on which we are deemed to be a 'large accelerated filer' as defined by the SEC, which would generally occur upon our attaining a public float of at least $700 million. Once we lose emerging growth company status, we expect the costs and demands placed upon management to increase, as we would have to comply with additional disclosure and accounting requirements, particularly if our public float should exceed $75 million.

We will incur significant costs as a result of becoming a reporting public company, and our management will be required to devote substantial time to new compliance requirements, including establishing and maintaining internal controls over financial reporting, and we may be exposed to potential risks if we are unable to comply with these requirements.

As a reporting public company, we will incur significant legal, accounting and other expenses under the Sarbanes-Oxley Act of 2002, together with rules implemented by the Securities and Exchange Commission and applicable market regulators. These rules impose various requirements on public companies, including requiring certain corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these requirements. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls for financial reporting and disclosure controls and procedures. In particular, we must perform system and process evaluations and testing of our internal controls over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. Compliance with Section 404 may require that we incur substantial accounting expenses and expend significant management efforts. Our testing may reveal deficiencies in our internal controls over financial reporting that are deemed to be material weaknesses. In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner, the market price of our stock could decline if investors and others lose confidence in the reliability of our financial statements and we could be subject to sanctions or investigations by the SEC or other applicable regulatory authorities

We do business in a highly competitive industry and compete with companies that have substantially more resources that we do.

The industrial services industry is highly competitive. Several of the companies with which we compete are larger, offer more services and products, have better access to growth capital, have larger sales and marketing departments and larger workforces and other advantages that may make it difficult for us to win new business when in competition with them.

Our stock is considered a "penny stock," and is therefore considered risky.

OTC Bulletin Board and Pink Sheet stocks, and especially those being offered for less than $5.00 per share, are often known as "penny stocks" and are subject to various regulations involving disclosures to be given to you prior to the purchase of any penny stocks. Penny stocks are low priced securities that do not have a very high trading volume. Consequently, the price of the stock is often times volatile and you may not be able to buy or sell the stock when you want. With certain exceptions, brokers selling our stock must adhere to regulations, which include the following:

•	Brokers must provide you with a risk disclosure document relating to the penny stock market.

•	Brokers must disclose price quotations and other information relating to the penny stock market.

•	Brokers must disclose any compensation they receive from the sale of our stock.

•	Brokers must provide a disclosure of any compensation paid to any associated persons in connection with transactions relating to our stock.

•	Brokers must provide you with quarterly account statements.

•	Brokers may not sell any of our stock that is held in escrow or trust accounts.

•	Prior to selling our stock, brokers must approve your account for buying and selling penny stocks.

•	Brokers must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

These additional sales practices and disclosure requirements could impede the sale of our securities. In addition, the liquidity for our securities may be adversely affected, with related adverse effects on the price of our securities.

We have not paid and do not expect in the foreseeable future to pay dividends on our common stock.

We have not paid and do not anticipate paying for the foreseeable future any dividends on our common stock. We intend to reinvest future earnings, if any, into the operation and expansion of our business and payment of our outstanding debt.

Certain directors and officers own substantial amounts of our common stock and, as a group, will have the ability to exercise substantial influence over matters submitted to our stockholders for approval.

As of December 31, 2012, Michael J. Cardillo, founder, director and president of our REGS, LLC subsidiary, and J John Combs III, president, CEO and director of SEER, beneficially held approximately 33.4% of our outstanding common stock. As a result, our directors and officers may be able to exercise substantial influence over matters submitted to our stockholders for approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. These stockholders may also delay or prevent a change of control even if such a change of control would benefit our other stockholders. The significant concentration of stock ownership might cause the trading price of our common stock to decline if investors were to perceive that conflicts of interest may exist or arise over any such potential transactions. Potential future sales of common stock by our directors and executive officers, and our other principal stockholders, may cause our stock price to fall.

General risk statement.

Based on all of the foregoing, we believe it is possible for future revenue, expenses and operating results to vary significantly from quarter to quarter and year to year. As a result, quarter-to-quarter and year-to-year comparisons of operating results are not necessarily meaningful or indicative of future performance. Furthermore, we believe that it is possible that in any given quarter or fiscal year our operating results could differ from the expectations of public market analysts or investors. In such event or in the event that adverse conditions prevail, or are perceived to prevail, with respect to our business or generally, the market price of our common stock would likely decline.

ITEM 2. FINANCIAL INFORMATION

Selected Financial Data

The selected historical consolidated financial data set forth below for each of the years in the two-year period ended December 31, 2012 and 2011 has been derived from our audited consolidated financial statements contained in Exhibit 99.1 to this Report on Form 10. The selected historical consolidated financial data set forth below as of June 30, 2013 and for the three months and six months ended June 30, 2013 and 2012 has been derived from our unaudited consolidated interim financial statements contained in Exhibit 99.1 to this Report on Form 10. The following selected financial data should be read in conjunction with “Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations”, the consolidated financial statements and the notes thereto and other financial information included elsewhere in this Report on Form 10.

	Three Months Ended June 30,		Six Months Ended June 30,		Years Ended December 31,
	2013	2012	2013	2012	2012	2011
Consolidated Statements of Operations Data:
Revenues	$2,830,200	$1,485,300	$5,399,100	$2,588,000	$6,841,400	$6,568,100
Operating loss	(82,300)	(656,700)	(298,900)	(999,700)	(1,621,300)	(1,250,300)
Net loss	$(63,400)	$(419,300)	$(303,200)	(835,800)	(1,689,100)	(1,569,900)
Non controlling interest	46,000	200	114,400	200	(199,700)	—
Net loss attributable to SEER common stockholders	$(17,400)	$(419,100)	$(188,800)	$835,600	$(1,489,400)	$(1,569,900)

Net loss per share, basic and diluted	$.00	$(.01)	$.00	$(.03)	$(.05)	$(.06)
Weighted average shares outstanding – basic and diluted	42,927,721	29,106,710	42,044,904	28,302,425	32,963,000	26,056,100

	As of June 30,	As of December 31
	2013	2012	2011
Consolidated Balance Sheet Data:
Total assets	$3,636,900	$2,799,700	$2,111,400
Total debt	$4,372,600	$4,022,400	$4,153,400
Total stockholder’s deficit	$(735,700)	$(1,222,700)	$(2,042,000)

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion is intended to assist in understanding our business and the results of our operations. It should be read in conjunction with the Consolidated Financial Statements and the related footnotes and “Risk Factors” that appear elsewhere in this Report. Certain statements in this Report constitute “forward-looking statements.” Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, among others, uncertainties relating to general economic and business conditions; industry trends; changes in demand for our products and services; uncertainties relating to customer plans and commitments and the timing of orders received from customers; announcements or changes in our pricing policies or that of our competitors; unanticipated delays in the development, market acceptance or installation of our products and services; changes in government regulations; availability of management and other key personnel; availability, terms and deployment of capital; relationships with third-party equipment suppliers; and worldwide political stability and economic growth. The words “believe,” “expect,” “anticipate,” “intend” and “plan” and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statement was made. Unless the context requires otherwise, when we refer to “we,” “us” and “our,” we are describing SEER and its consolidated subsidiaries on a consolidated basis.

Overview

SEER was formed as a publicly traded company in early 2008 through a reverse merger. SEER is dedicated to assembling complementary service and product businesses that provide safe, innovative, cost effective, and profitable solutions in the oil & gas, environmental, waste management and renewable energy industries. SEER currently operates four companies with three offices in the western and mid-western U.S. These companies have licensed and owned technologies with field use installations throughout the U.S.

The Company’s domestic strategy is to grow internally through SEER’s existing customer base and subsidiaries that have well established revenue streams and, simultaneously, establish long-term alliances with and/or acquire complementary domestic businesses in rapidly growing markets for environmental, water treatment and oil & gas services. At the same time, SEER intends to increase sales of new and patent-pending technologies into the fast growing markets of vapor/emission capture and control, renewable “green gas” capture and sale, CNG fuel generation, as well as medical and pharmaceutical waste destruction. Many of SEER’s current operating companies share customer bases and each provides truly synergistic services and products.

Financial Condition

At June 30, 2013 we had negative working capital of $1.16 million. At December 31, 2012, we had approximately $1.4 million in negative working capital, which represents a decrease (an improvement) of approximately $1 million from negative working capital at December 31, 2011 of $2.1 million. The decreases in negative working capital are primarily the result of the use of proceeds from equity financing to reduce payables and finance the loss from operations. As previously disclosed, the Company reached an agreement with the IRS for unpaid federal employer and employee payroll taxes and accrued interest and penalties related to the unpaid payroll taxes in the amount of approximately $948,500 as of June 30, 2013. In accordance with the Installment Plan, we are required to pay minimum monthly installments of $12,500 commencing September 2011, which increased to $25,000 per month in September 2012, until the liability is paid in full. In May 2013, the Company filed an Offer in Compromise with the IRS to reduce its outstanding liability to $250,000. While the Offer in Compromise is under review by the IRS, the Company’s requirement to pay $25,000 a month under the Installment Plan is suspended. There can be no assurance that the Offer in Compromise will be accepted by the IRS. If the offer in compromise is not accepted by the IRS, the Company believes it can meet its $25,000 monthly obligation from proceeds from the sale of common stock and from approximately $128,000 in restricted cash, at June 30, 2013, that is maintained by our attorney in a special trust account created for the purpose of making payments to the IRS in accordance with an Installment Plan.

As shown in the accompanying consolidated financial statements, the Company has experienced recurring losses, and has accumulated a deficit of approximately $11.8 million as of June 30, 2013, and $11.6 million as of December 31, 2012. For the years ended December 31, 2012, and 2011, we incurred net losses of approximately $1.7 million and $1.57 million, respectively. For the six months ended June 30, 2013 we incurred a loss of $188,800. As of June 30, 2013, our current liabilities exceed our current assets by $1.16 million. As of December 31, 2012 and 2011, our current liabilities exceeded our current assets by $1.4 million and $2.4 million, respectively, and our total liabilities exceeded our total assets by $1.2 million and $2 million, respectively.

Realization of a major portion of our assets as of June 30, 2013 and December 31, 2012, is dependent upon our continued operations. Accordingly, we have undertaken a number of specific steps to continue to operate as a going concern. During the six months ended June 30, 2013 we raised approximately $779,000 from the sale of common stock. In 2012, we raised approximately $1.3 million through the sale of common stock and converted approximately $.7 million in debt to equity. In addition, we have focused on developing organic growth in our operating companies and improving gross and net margins through increased attention to pricing, aggressive cost management and overhead reductions. We made additions to our senior management team to support these initiatives, and focused on streamlining our business model to improve profitability. We also increased our business development efforts in MV to address opportunities identified in expanding markets attributable to increased interest in energy conservation and emission control regulations. . There can be no assurance that the Company will achieve the desired result of net income and positive cash flow from operations in future years. Management believes that current working capital and proceeds from the sale of common stock in 2013 will be sufficient to allow the Company to maintain its operations through December 31, 2013 and into the foreseeable future.

Results of Operations

Results of Operations for the year ended December 31, 2012 compared to the Year Ended December 31, 2011

Total revenues were $6.9 million and $6.6 million for the years ended December 31, 2012 and 2011, respectively. The net increase of approximately $300,000 or 4.5% in revenues comparing the year ended December 31, 2012 to the year ended December 31, 2011 is primarily attributable to the increase in revenues from our industrial cleaning segment of approximately $743,000 offset by a reduction in revenues from our environmental solutions segment of approximately $349,000 and a reduction in our railcar cleaning segment of approximately $122,000. The reduction in revenue from our environmental solutions segment from 2011 to 2012 is the result of fewer projects in 2012 than in 2011. The reduction in revenue from our railcar cleaning segment from 2011 to 2012 is primarily due to a site closure in 2011.The increase in revenues from 2011 to 2012 from our industrial cleaning segment was due to the cyclical nature of tank cleaning in the refining industry and recovering from an interruption of service from a major client who had a change of ownership in 2011. This change in ownership impacted revenues negatively in late 2011 and early 2012.

Operating costs, which include cost of products, cost of services and selling, general and administrative (SG&A) expenses, was $8.5 million for the year ended December 31, 2012 compared to $7.8 million for the year ended December 31, 2011. The decline in product cost in our environmental solutions segment in 2012 is directly attributable to the decrease in product revenue in 2012 compared to 2011. Cost of services includes both industrial and rail car cleaning. The $429,000 increase in service costs in our industrial cleaning segment from 2011 to 2012 is directly attributable to the $743,000 increase in industrial cleaning service income from 2011 to 2012 as noted above. Railcar cleaning cost of services declined by approximately $339,000, comparing 2011 to 2012. Part of the decrease is due to a reduction in revenue but we had a significant reduction in railcar switching fees in 2012 compared to 2011 as a result of a site closure in 2011. In addition, certain efficiencies are achieved as revenues increase. As a result of a net increase in service revenues we are able to better utilize our staff more fully with significantly less down or non-billable time. SG&A expense increased from approximately $3.4 million in 2011 to approximately $4.1 million in 2012. Stock issued for services, a component of SG&A, increased from $287,000 in 2011 to $512,000 in 2012. In addition, salaries and wages, the single largest component of SG&A, increased from $1.1 million in 2011 to $1.2 million in 2012. Research and development was $412,000 in 2012 compared to $2,000 in 2011 and is entirely attributable to the R&D spending in 2012 in the medical waste segment.

Total non-operating other expense was $67,800 in 2012 and $275,400 in 2011. Total non-operating other expense in 2011 was primarily comprised of interest expense of $188,000, penalties and fees of $105,000 and other expenses of $23,600, offset by a gain on debt conversion of $40,900. In 2012, total non-operating other expense was primarily comprised of interest expense of $304,000, penalties and fees of $26,000, offset by a gain on debt conversion of $306,000 and other expenses of $44,800.The increase in interest expense from 2011 to 2012 was primarily related to amortization of debt discount of $92,000 in 2012 and interest on $350,000 in convertible debt that was issued in June 2012 and was outstanding for about three months. The significant increase in gain on debt settlement in 2012 was due to the conversion of a note payable and accrued interest of approximately $446,000 to common stock with a fair market value of approximately $149,000.

There is no provision for income taxes for both the year ended December 31, 2012 and 2011, due to our net losses for both periods.

Net loss for the year ended December 31, 2012 was $1.69 million compared to a net loss of $1.57 million for the year ended December 31, 2011. The net loss attributable to SEER after deducting $199,600 for the non-controlling interest was $1.49 million for 2012 as compared to $1.57 million for 2011. There was no non-controlling interest in 2011. Despite the $273,000 increase in revenues over 2011, that increased revenue was offset by SG&A costs as noted above.

Changes in Cash Flow

Operating Activities

Net cash used by operating activities during the year ended December 31, 2012 was $1.45 million compared to $74,800 net cash used by operating activities during the year ended December 31, 2011. Cash used by operating activities is driven by our net loss and adjusted by non-cash items and changes in operating assets and liabilities. Non-cash adjustments primarily include depreciation, amortization of intangible assets and stock based compensation expense. In 2011, net non-cash adjustments totaled $1,046,000 and in 2012, net non-cash adjustments totaled $830,000. In 2012, the net effect of changes in operating assets and liabilities was a reduction of cash by approximately $587,000, primarily due to an increase in accounts receivable of $816,400 from 2011 to 2012, an increase in restricted cash of $220,000 in 2012 compared to none in 2011 offset by a reduction in costs in excess of billings on uncompleted contracts of $130,400, an increase of $156,400 in accrued liabilities and related party notes payable and accrued interest and an increase of $289,400 in billings in excess of revenue on uncompleted contracts. This increase in accounts receivable is primarily due to a substantial increase in revenues in the 4th quarter of 2012 compared to the 4th quarter of 2011. The restricted cash in 2012 were funds set aside for payment to the IRS for past due payroll taxes. The increase in accrued liabilities and related party notes payable and accrued interest in 2012 was primarily increases in deferred compensation and accrued bonuses. In 2012 virtually all costs on long term contracts had been billed to customers in accordance with the terms of the contracts whereas in 2011 contract costs could not yet be billed in accordance with the terms of the contract. Billings in excess of revenue on uncompleted contracts increased in 2012 compared to 2011 primarily due to the timing of the entering into long term contracts and the terms of the contracts which usually allowed us to bill customers in advance of us incurring costs. The reduction of payroll taxes in 2012 was primarily due to the payments that were made to the IRS whereas in 2011 due to cash constraints not all payroll taxes were paid timely. In 2011, the effect of the changes in operating assets and liabilities was an increase in cash of approximately $489,000 mainly attributable by an increase in accounts payable of $342,000.

Investing activities

Net cash used in investing activities is primarily attributable to capital expenditures. Our capital expenditures were $77,000 and $101,000 for the years ended December 31, 2012 and 2011, respectively.

Financing Activities

Net cash provided by financing activities was $1.5 million for 2012 compared to $176,000 for 2011. The significant increase in 2012 was attributable to proceeds from the sale of common stock of $1.3 million, proceeds from debt financing of $575,000 offset by $309,000 in payments on notes payable and capital lease obligations, $69,000 in payments on related party notes payable in 2012 compared to 2011 proceeds from the sale of common stock of $199,000, proceeds from notes payable of $105,000, proceeds of $61,000 from related party notes payable, offset by $173,000 in payments on notes payable and capital lease obligations and $16,000 in payments on related party notes payable.

Results of Operations for the Three Months ended June 30, 2013 compared to the Three Months Ended June 30, 2012

Total revenues were $2.83 million and $1.48 million for the three months ended June 30, 2013 and 2012, respectively. The increase of approximately $1.35 million or 90% in revenues comparing the quarter ended June 30, 2013 to the quarter ended June 30, 2012 is primarily attributable to the increase in revenues from our industrial cleaning, railcar cleaning and environmental solutions segments. Our environmental solutions segment revenue increased by approximately $717,000 comparing the quarter ended June 30, 2013 to the quarter ended June 30, 2012 as a result of additional projects. Our industrial cleaning segment revenues increased $535,000 comparing the quarter ended June 30, 2013 to the quarter ended June 30, 2012, and the increase is partially attributable to the cyclical nature of tank cleaning in the refining industry and a recovery from an interruption of service from a major client who had a change of ownership in late 2011. The change in ownership had a negative impact of revenues in early 2012. Our railcar cleaning segment revenues increased approximately $93,000 comparing the quarter ended June 30, 2013 to the quarter ended June 30, 2012, and the increase is attributable to an increase in the number if railcars.

Operating costs, which include cost of products, cost of services and selling, general and administrative (SG&A) expenses, was $2.91 million for the quarter ended June 30, 2013 compared to $2.14 million for the quarter ended June 30, 2012. The 90% increase in revenues from the quarter ended June 30, 2012 to 2013 resulted in a 90% increase in product and service costs. Service costs as a percentage of service revenues was 68% for the quarter ended June 30, 2013 compared to 66% for the quarter ended June 30, 2012. The slight increase is attributable to the product mix in the railcar cleaning segment. Product costs as a percentage of product revenues improved comparing the quarter ended June 30, 2013 to the quarter ended June 30, 2012 primarily due to additional projects with higher margins. SG&A expense decreased from approximately $1.12 million the quarter ended June 30, 2012 to approximately $987,000 for the quarter ended June 30, 2013. The decrease in 2013 compared to 2012 is primarily due to a significant decrease in common stock issued for services in 2013 compared to 2012, partially offset by the additional costs of PWS in 2013 and an increase in salaries and wages in 2013. PWS was a newly formed entity and SG&A costs were $99,000, which includes $42,000 in research and development, for the quarter ended June 30, 2013 compared to $10,000 in SG&A costs for the quarter ended June 30, 2012. In addition, salaries and wages( including bonuses), the single largest component of SG&A, increased from $288,000 for the quarter ended June 30, 2012 to $390,000 the quarter ended June 30, 2013.

Total non-operating other income, net was $18,900 for the quarter ended June 30, 2013 compared to $237,400 for the quarter ended June 30, 2012. The primary reason for the decrease in interest expense, a component of non-operating other income (expense) is the reduction in interest bearing debt by approximately $678,000 comparing the quarter ended June 30, 2013 to the quarter ended June 30, 2012. For the quarter ended June 30, 2012, the Company recorded a gain on debt conversion to equity of $305,800 which is primarily why total non-operating other income (expense) was income of $237,000.

There is no provision for income taxes for both the quarter ended June 30, 2013 and 2012, due to our net losses for both periods.

Net loss for the quarter ended June 30, 2013 was $63,400 compared to a net loss of $419,300 for the quarter ended June 30, 2012. The net loss attributable to SEER after deducting $46,000 for the non-controlling interest was $17,400 for the quarter ended June 30, 2013 as compared to $419,100 for the quarter ended June 30, 2012. As noted above the 90% increase in revenue and a reduction in SG&A costs were the primary reason the net loss was substantially reduced comparing the quarter ended June 30, 2013 to the quarter ended June 30, 2012.

Results of Operations for the Six Months ended June 30, 2013 compared to the Six Months Ended June 30, 2012

Total revenues were $5.4 million and $2.6 million for the six months ended June 30, 2013 and 2012, respectively. The increase of approximately $2.8 million in revenues, or 108%, comparing the six months ended June 30, 2013 to the six months ended June 30, 2012 is primarily attributable to the increase in revenues from our industrial cleaning, railcar cleaning and environmental solutions segments. Revenues from our railcar cleaning segment increased slightly, $96,000 comparing the six months ended June 30, 2013 to the six months ended June 30, 2012. Our environmental solutions segment revenue increased by approximately $1.4 million or 257% comparing 2013 to 2012 as a result of additional projects. Our industrial cleaning segment revenues increased $1.3 million comparing 2013 to 2012, and the increase is partially attributable to the cyclical nature of tank cleaning in the refining industry and a recovery from an interruption of service from a major client who had a change of ownership in late 2011. The change in ownership had a negative impact of revenues in early 2012.

Operating costs, which include cost of products, cost of services and selling, general and administrative (SG&A) expenses, was approximately $5.7 million for the six ended June 30, 2013 compared to approximately $3.6 million for the six months ended June 30, 2012. The increase from the six months ended June 30, 2012 to 2013 was primarily attributable the 108% increase in revenues which resulted in an increase of approximately $1.8 million, or 105%, in product and service costs. Service costs as a percentage of service revenues was fairly consistent comparing 2013 to 2012 with a slight increase of 64% in 2012 to 66% in 2013. Product costs as a percentage of product revenues improved significantly comparing 2013 to 2012, from 80% in 2012 to 66% in 2013, primarily due to additional projects with higher margins. SG&A expense increased from approximately $1.8 million for the six months ended June 30, 2012, to approximately $2.1 million for the six months ended June 30, 2013. PWS was a newly formed entity and SG&A costs were $248,000, which includes $136,000 in research and development, for the six months ended June 30, 2013 compared to $10,000 for the six months ended June 30, 2012. In addition, salaries and wages (including bonuses), the single largest component of SG&A, increased from approximately $577,000 the six months ended June 30, 2012 compared to $822,000 the six months ended June 30, 2013.

Total non-operating other income (expense), net was $(4,300) for the six months ended June 30, 2013 compared to $163,900 for the six months ended June 30, 2012. Interest expense, a component of total non-operating other income (expense) decreased from $177,400 in 2012 to $53,200 in 2013 as a result of a reduction in interest bearing debt by approximately $700,000. Also in 2012, the Company recorded a gain of $305,800 on the conversion of debt to equity and no such gain was recorded in 2013.

There is no provision for income taxes for both the six months ended June 30, 2013 and 2012, due to our net losses for both periods.

Net loss for the six months ended June 30, 2013 was $303,200 compared to a net loss of $835,800 for the six months ended June 30, 2012. The net loss attributable to SEER after deducting $114,400 for the non-controlling interest was $188,800 for the six months ended June 30, 2013 as compared to $835,600 for the six months ended June 30, 2012. As noted above the 108% increase in revenues was primarily responsible for the significant decrease in the net loss comparing 2013 to 2012.

Changes in Cash Flow

Operating Activities

Net cash used by operating activities for the six months ended June 30, 2013 was $432,600 compared to net cash used by operating activities for the six months ended June 30, 2012 of $549,300. The reduction in the net cash used in operating activities is the result of our decrease in our net loss from approximately $836,000 in 2012 to approximately $303,000 in 2013. Cash used by operating activities is driven by our net loss and adjusted by non-cash items as well as changes in operating assets and liabilities. Non-cash adjustments primarily include depreciation, amortization of intangible assets, stock based compensation expense and gain on extinguishment of debt. Stock based compensation decreased significantly comparing 2012 to 2013 as a result of a reduction in common stock issued for services in 2013 compared to 2012. The reduction of stock based compensation was largely offset by a significant reduction in gain on extinguishment of debt in 2013. Other reductions in 2013 included provision for bad debts and amortization of debt discounts. Product revenues increased significantly comparing 2012 to 2013 and as such unbilled costs incurred on uncompleted contracts increased from 2012 to 2013 and billings in excess of revenues on uncompleted contracts increased also from 2012 to 2013. Prepaid expenses increased significantly in 2013 compared to 2012 due to significant deposits for insurance and professional services and deferred costs in 2013 as well as a significant increase in prepaid supplies as a result of an increase in revenues. Accounts payable increased in 2013 compared to 2012 which was the result an increase in revenues for the six months ended June 30 2013 compared to the six months ended June 30, 2012. Based on our financial condition and the lack of significant operating capital we tend to collect receivables before we pay trade debt. There was a slight change in accrued liabilities and related party debt for the six months ended June 30, 2013 compared to December 31, 2012 whereas for the six months ended June 30, 2012 to December 31, 2011 where there was a significant increase in accrued liabilities and related party debt. Our financial condition in 2012 did not allow us to pay down these liabilities.

Investing activities

Net cash used in investing activities is primarily attributable to capital expenditures. Our capital expenditures were $253,600 and $47,000 for the six months ended June 30, 2013 and 2012, respectively. We have been able to invest in equipment as a result of raising capital through the sale of common stock.

Financing Activities

Net cash provided by financing activities was $693,400 for the six months ended June 30, 2013 compared to $801,000 for six months ended June 30, 2012. The decrease is mainly attributable to a decreasecrease in proceeds from notes payable and the sale of common stock of $975,000 for the six months ended June 30, 2012 compared to $802,000 for the six months ended June 30 2013.

Critical Accounting Policies, Judgments and Estimates

Use of Estimates

The preparation of these consolidated financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make a number of estimates and assumptions related to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount of intangible assets; valuation allowances and reserves for receivables, inventory and deferred income taxes; revenue recognition related to contracts accounted for under the percentage of completion method; share-based compensation; and loss contingencies, including those related to litigation. Actual results could differ from those estimates.

Accounts Receivable and Concentration of Credit Risk

Accounts receivable are recorded at the invoiced amounts less an allowance for doubtful accounts and do not bear interest. The allowance for doubtful accounts is based on our estimate of the amount of probable credit losses in our accounts receivable. We determine the allowance for doubtful accounts based upon an aging of accounts receivable, historical experience and management judgment. Accounts receivable balances are reviewed individually for collectability, and balances are charged off against the allowance when we determine that the potential for recovery is remote. An allowance for doubtful accounts of approximately $92,000 and $300,000 has been reserved as of December 31, 2012 and 2011, respectively.

We are exposed to credit risk in the normal course of business, primarily related to accounts receivable. Our customers operate primarily in the oil production and refining, rail transport, biogas generating and wastewater treatment industries in the United States. Accordingly, we are affected by the economic conditions in these industries as well as general economic conditions in the United States. To limit credit risk, management periodically reviews and evaluates the financial condition of its customers and maintains an allowance for doubtful accounts. As of June 30, 2013 and December 31, 2012, we do not believe that we have significant credit risk.

Fair Value of Financial Instruments

The carrying amounts of our financial instruments, including accounts receivable and accounts payable, are carried at cost, which approximates their fair value due to their short-term maturities. We believe that the carrying value of notes payable with third parties, including their current portion, approximate their fair value, as those instruments carry market interest rates based on our current financial condition and liquidity. We believe the amounts due to related parties also approximate their fair value, as their carried interest rates are consistent with those of our notes payable with third parties.

Long-lived Assets

We evaluate the carrying value of long-lived assets for impairment on an annual basis or whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An asset is considered to be impaired when the anticipated undiscounted future cash flows of an asset group are estimated to be less than its carrying value. The amount of impairment recognized is the difference between the carrying value of the asset group and its fair value. Fair value estimates are based on assumptions concerning the amount and timing of estimated future cash flows. No impairment was determined as of December 31, 2012 and 2011.

Revenue Recognition

We recognize revenue related to contract projects and services when all of the following criteria are met: (i) persuasive evidence of an agreement exists, (ii) delivery has occurred or services have been rendered, (iii) the sales price is fixed or determinable, and (iv) collectability is reasonably assured. Our revenue is primarily comprised of services related to industrial cleaning and railcar cleaning, which we recognize as services are rendered.

Product revenue generated from projects, which include the manufacturing of products, for removal and treatment of hazardous vapor and gasses is accounted for under the percentage-of-completion method for projects with durations in excess of three months and the completed-contract method for all other projects. Total estimated revenue includes all of the following: (1) the basic contract price (2) contract options and (3) change orders. Once contract performance is underway, we may experience changes in conditions, client requirements, specifications, designs, materials and expectations regarding the period of performance. Such changes are “change orders” and may be initiated by us or by our clients. In many cases, agreement with the client as to the terms of change orders is reached prior to work commencing; however, sometimes circumstances require that work progress without obtaining client agreement. Revenue related to change orders is recognized as costs are incurred if it is probable that costs will be recovered by changing the contract price. The Company does not incur pre-contract costs. Under the percentage-of-completion method, we recognize revenue primarily based on the ratio of costs incurred to date to total estimated contract costs. Provisions for estimated losses on uncompleted contracts are recorded in the period in which the losses are identified and included as additional loss. Provisions for estimated losses on contracts are shown separately as liabilities on the balance sheet, if significant, except in circumstances in which related costs are accumulated on the balance sheet, in which case the provisions are deducted from the accumulated costs. A provision as a liability is reported as a current liability.

For contracts accounted for under the percentage-of-completion method, we include in current assets and current liabilities amounts related to construction contracts realizable and payable. Costs and estimated earnings in excess of billings on uncompleted contracts represent the excess of contract costs and profits recognized to date over billings to date, and are recognized as a current asset. Billings in excess of costs and estimated earnings on uncompleted contracts represents the excess of billings to date over the amount of contract costs and profits recognized to date, and are recognized as a current liability.

Stock-based Compensation

We account for stock-based awards at fair value on the date of grant, and recognize compensation over the service period that they are expected to vest. We estimate the fair value of stock options and stock purchase warrants using the Black-Scholes option pricing model. The estimated value of the portion of a stock-based award that is ultimately expected to vest, taking into consideration estimated forfeitures, is recognized as expense over the requisite service periods. The estimate of stock awards that will ultimately vest requires judgment, and to the extent that actual forfeitures differ from estimated forfeitures, such differences are accounted for as a cumulative adjustment to compensation expenses and recorded in the period that estimates are revised.

Recently issued accounting pronouncements

Changes to accounting principles generally accepted in the United States of America (U.S. GAAP) are established by the Financial Accounting Standards Board (FASB) in the form of accounting standards updates (ASU’s) to the FASB’s Accounting Standards Codification. The Company considers the applicability and impact of all new or revised ASU’s.

In December 2011, the FASB issued an amendment to the accounting guidance for disclosure of offsetting assets and liabilities and related arrangements. The amendment expands the disclosure requirements in that entities will be required to disclose both gross information and net information about both instruments and transactions eligible for offset in the statement of financial position and instruments and transactions subject to an agreement similar to a master netting arrangement. The amendment is effective for fiscal years, and interim periods within those years, beginning on or after January 1, 2013, and shall be applied retrospectively. We do not expect the adoption of this accounting pronouncement to have a material impact on our financial statements when implemented.

In July 2012, the FASB issued guidance which amends the guidance on testing indefinite-lived intangible assets, other than goodwill, for impairment. Under the new guidance, an entity testing an indefinite-lived intangible asset for impairment has the option of performing a qualitative assessment before calculating the fair value of the asset. If the entity determines, on the basis of qualitative factors, that the fair value of the indefinite-lived intangible asset is not more likely than not impaired, the entity would not need to calculate the fair value of the asset. The guidance is effective for the Company for our annual impairment test for fiscal 2014. The adoption of this guidance is not expected to have a significant impact on our consolidated financial position, results of operations, or cash flows.

In October 2012, the FASB issued Accounting Standards Update (ASU) 2012-04, “Technical Corrections and Improvements” in Accounting Standards Update No. 2012-04. The amendments in this update cover a wide range of Topics in the Accounting Standards Codification. These amendments include technical corrections and improvements to the Accounting Standards Codification and conforming amendments related to fair value measurements. The amendments in this update will be effective for fiscal periods beginning after December 15, 2012. The adoption of ASU 2012-04 is not expected to have a material impact on our financial position or results of operations.

In February 2013, the FASB issued ASU 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income,” (“ASU 2013-02”). ASU 2013-02 adds new disclosure requirements for items reclassified out of accumulated other comprehensive income (“AOCI”). ASU 2013-02 intends to help the Company improve the transparency of changes in other comprehensive income (“OCI”) and items reclassified out of AOCI in the Company’s financial statements. ASU 2013-02 does not amend any existing requirements for reporting net income or OCI in the Company’s financial statements. ASU 2013-02 is effective for annual and interim reporting periods beginning after December 15, 2012. Adoption of this guidance did not have a significant impact on the determination or reporting of the Company’s financial results.

In March 2013, the FASB issued ASU 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity,” (“ASU 2013-05”). The objective of ASU 2013-05 is to clarify the applicable guidance for the release into net income of the cumulative translation adjustment upon derecognition of a subsidiary or group of assets within a foreign entity. ASU 2013-05 is effective for annual and interim reporting periods beginning after December 15, 2013 with early adoption permitted. The Company is currently evaluating the impact that the adoption will have on the determination or reporting of its financial results.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our consolidated financial position, consolidated results of operations, or consolidated cash flows due to adverse changes in financial and commodity market prices and rates. As of December 31, 2012 we do not believe we are exposed to significant market risks due to changes in U.S. interest rates or foreign currency exchange rates as measured against the U.S. dollar.

ITEM 3. PROPERTIES

			Building(s)	Total
Location	Owned/Leased	Function	Sq. Footage	Acreage

Commerce City, CO	Leased	Headquarters, operations	10,000	1.5
Denver, CO	Leased	TC2 Rail car cleaning	1,200	1.5
Golden, CO	Leased	MV operations	2,000	n/a
El Dorado, KS	Leased	TC2 Rail car Cleaning	2,200	5.0

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The number of shares beneficially owned includes shares of Common Stock with respect to which the persons named below have either investment or voting power. A person is also deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership of that security within 60 days through the exercise of an option or through the conversion of another security. Except as noted, each beneficial owner has sole investment and voting power with respect to the Common Stock.

Common Stock not outstanding that is subject to options or other convertible securities or rights is deemed to be outstanding for the purpose of computing the percentage of Common Stock beneficially owned by the person holding such options or other convertible securities or rights, but is not deemed to be outstanding for the purpose of computing the percentage of Common Stock beneficially owned by any other person.

The following table sets forth information regarding the beneficial ownership of Strategic Environmental & Energy Resources’ common stock as of June 30, 2013, by (i) each person known to beneficially own more than 5% of the common stock of the Company, (ii) each of the Company’s executive officers, (iii) each member of the Board of Directors of the Company and (iv) all of the executive officers and Board members as a group. As of June 30, 2013, approximately 43,359,895 shares of our Common Stock were issued and outstanding.

Name and Address of Beneficial Owners	Number of Shares Beneficially Owned (1)		Percentage of Class
Joseph John Combs CEO, President, Chairman 7801 Brighton Road, Commerce City, CO 80022	5,378,473	(2)	12.3%

Michael Cardillo President, REGS 7801 Brighton Road, Commerce City, CO 80022	4,997,474	(3)	11.4%

John Jenkins Executive Vice President and Director of SEER and President of MV LLC 7801 Brighton Road, Commerce City, CO 80022	169,000	(4)	0.4%

Monty R. Lamirato Acting Chief Financial Officer 7801 Brighton Road, Commerce City, CO 80022	—		—

Chris Dieterich Director and Secretary 7801 Brighton Road, Commerce City, CO 80022	7,493	(5)	*

Fortunato Villamagna President, PWS 7801 Brighton Road, Commerce City, CO 80022	1,370,000	(6)	3.14%

Clyde Berg 10050 Bandley Drive Cupertino, CA 95014-2102	3,115,000	(7)	7.0%

Ahmed Al Neama JASMIN AL-ASFOOR TOWER 3RD FL MIRQAB KUWAIT CITY KUWAIT	2,400,000	(8)	5.54%

Nigel Hunter JASMIN AL-ASFOOR TOWER 3RD FL MIRQAB KUWAIT CITY KUWAIT	2,250,000	(9)	5.19%

All Officers and Directors as a Group (6 persons)	11,992,439		26.9%

* Less than one percent.

(1)
“Beneficial ownership” is defined in the regulations promulgated by the U.S. Securities and Exchange Commission as having or sharing, directly or indirectly (1) voting power, which includes the power to vote or to direct the voting, or (2) investment power, which includes the power to dispose or to direct the disposition, of shares of the common stock of an issuer. The definition of beneficial ownership includes shares underlying options or warrants to purchase common stock, or other securities convertible into common stock, that currently are exercisable or convertible or that will become exercisable or convertible within 60 days. Unless otherwise indicated, the beneficial owner has sole voting and investment power.

(2)	Consists of 5,106,315 shares owned by Mr. Combs and options to purchase 272,158 shares of common stock, which are currently exercisable.
(3)	Consists of 4,725,316 shares owned by M. Cardillo and options to purchase 272,158 shares of common stock, which are currently exercisable
(4)	Consists of options to purchase 144,000 shares of common stock and warrant to purchase 25,000 shares of common stock, both of which are currently exercisable.
(5)	Consists of options to purchase 7,493 shares of common stock, which are currently exercisable
(6)	Consists of 1,120,000 shares owned by Black Stone Management Services, Inc. LLC, owned 100 % by Mr. Villamagna and warrants to purchase 250,000 shares of common stock, which are currently exercisable.
(7)	Consists of 1,990,000 shares owned by Mr. Berg and warrants to purchase 1,125,000 shares of common stock, which are currently exercisable
(8)	Consists of 2,400,000 shares owned by Mr. Al-Neama
(9)	Consists of 2,25,000 shares owned by Mr. Hunter

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

Set forth below is certain information concerning the individuals that are currently serving as executive officers and/or members of the board of directors of SEER. Each of the biographies of the directors listed below also contains information regarding such person’s service as a director, business experience, director positions with other public companies held currently or at any time during the past five years, and the experience, qualifications, attributes and skills that the board of directors considered in selecting each of them to serve as a director of SEER.

Joseph John Combs III, Esq., 55, CEO, Chairman, and President. Mr. Combs, a SEER Founder, is currently Chairman of the Board of Directors, and CEO. He also serves as General Counsel. Mr. Combs has been Vice President of REGS since 2004, was the founder and President of Tactical Cleaning in 2005, and remains its President. Before joining the Company he owned and operated the law firm of Combs & Associates from 1989 to 2003. Prior to that he was an associate in the law firm of Berman & Blanchard in Los Angeles from 1987 to 1989, and an associate in the law firm of Parker, Milliken, Clark, O’hara & Samuelian, in Los Angeles from 1983 to 1987. His experience in private practice has included corporate maintenance, international finance, and business litigation. Over the last 30 years he has served as an officer and director of various sized corporations, both public and private, and is currently a Director and Officer of Armada Water Assets, Inc. For the past five years Mr. Combs has not served as a director of a public company. He received his B.A. from the University of Colorado, with honors, and a Juris Doctorate from Duke University School of Law in 1983. Mr. Combs was chosen as a Director because of his leadership experience, public company experience, experience serving on the boards of directors and committees of both public and private entities and other experience as a practicing attorney.. As of this date, he receives an Annual Salary of $165,000, effective January 1, 2013.

John Jenkins, 62, Executive Vice President and Director of SEER and President of MV LLC. Since January 2011 he has served and continues to serve as a member of the Company’s Board of Directors as well as Company’s Executive Vice President, and President of MV LLC, one of the Company’s wholly owned operating entities. For the five years immediately prior to his engagement by the Company, he served as a consultant to a number of small technology companies, providing support for operating and strategy development as well as corporate governance. In the last five years, Mr. Jenkins has served on the Board of Directors of two public companies, Idea Fabrik PLC and SmartMove. John obtained his B.S. in Mechanical Engineering from the University of Washington in 1973 and a Juris Doctorate from the University of Denver in 1977. Mr. Jenkins was chosen as a Director because of his leadership experience, industry experience and experience serving on the boards of directors and committees of both public and private entities. His current compensation includes an Annual Salary of $100,000, effective January 1, 2013, and participation in an incentive compensation program.

Christopher H. Dieterich, 65, Secretary and Director. Chris is the founder and managing partner of Dieterich & Associates, a litigation and commercial law firm based in Los Angeles, California, providing legal services to entrepreneurial and emerging technology companies during the past 33 years. His firm specializes in venture capital and private equity financings, as well as in SEC compliance issues for public companies. He obtained his undergraduate engineering degree from Virginia Tech, graduate engineering degree from UC Berkeley (1970) and graduated from the joint Law and Economics program at UCLA in 1979, after serving six years in the US Air Force as a flight instructor in advanced jets. He has been an officer and director of the Company since 2008, currently working on expanding the reach of the Paragon CoronaLux systems. Mr. Dieterich was chosen as a Director because of his experience in a broad range of businesses as well experience serving on the boards of directors and committees of private entities. He receives no salary from the Company.

Monty Lamirato, 57, Acting Chief Financial Officer Mr. Lamirato has been our Acting Chief Financial Officer since joining the Company as a consultant on March 1, 2013. Prior to joining the Company, Mr. Lamirato has been a consulting Chief Financial Officer from April 2009 and served as Chief Financial Officer of ARC Group Worldwide, Inc., a provider of wireless network components, from August 2001 to March 2009, as the VP Finance for GS2.Net, Inc, an application service provider, from November 2000 to May 2001, and from June 1999 to October 2000 he served as VP Finance for an e-commerce retailer. Mr. Lamirato has been a certified public accountant in the State of Colorado since 1978.

By the end of 2013, the Company intends to increase the size of the Board and add independent directors.

None of the officers or our sole Director have been the subject of a conviction in a criminal proceeding, or named as a defendant in a pending criminal proceeding, or had an order, judgment or decree entered by a court of competent jurisdiction that in any way enjoined, barred, suspended or otherwise limited that officers or Directors involvement in any business, securities, commodities or banking activities; nor has any officer or Director been the subject of any finding or judgment by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission, the Commodity Futures Trading Commission, or a state securities regulator of a violation of federal or state securities or commodities law, which finding or judgment has not been reversed, suspended or vacated; or been the subject of the entry of an order by self-regulatory organization that permanently or temporarily barred, suspended or otherwise limited any officer’s or Director’s involvement in any type of business of securities activities.

ITEM 6. EXECUTIVE COMPENSATION

The above section sets forth information concerning total compensation earned or paid to officers of the Company for services rendered during the fiscal year ended on that date. There are no written employment agreements or contracts with any named executives.

Name and Title	Fiscal Year	Base Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Non-Qualified Deferred Compensation Earnings	All Other Compensation	Total Compensation

J. John Combs III	2012	$125,000	—	—	$13,500	—	—	—	$138,500
President/CEO	2011	$125,000	—	—	—	—	—	—	$125,000

Chris Dieterich	2012	—	—	—	—	—	—	—	—
Secretary, Director	2011	—	—	—	—	—	—	—	—

John Jenkins	2012	$72,000	—	—	$10,800	—	—	—	$82,800
Executive Vice President, Director	2011	$72,000	—	—	—	—	—	—	$72,000

FortunatoVillamagna	2012	$150,000	—	—	—	—	—	—	$150,000
President, Paragon Waste Systems	2011	—	—	—	—	—	—	—	—

Mike Cardillo	2012	$125,000	—	—	$13,500	—	—	—	$138,500
President, REGS LLC	2011	$125,000	—	—	—	—	—	—	$125,000

Grants of Plan-Based Awards

Name and Principal Position	Grant Date	All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Award	Grant Date Fair Value of Awards
J John Combs III, CEO, President	3/31/10	—	92,250	$1.00	$52,600
	1/1/2012	—	300,000	$.50	$13,500
John Jenkins, Executive VP, Director	1/1/2012	—	240,000	$.50	$10,800
Chris Dieterich, Secretary, Director	—	—	—	—	—
Fortunato Villamagna, President PWS	—	—	—	—	—
Mike Cardillo, President REGS	3/31/2010	—	92,250	$1.00	$52,600
	1/1/2012	—	300,000	$.50	$13,500

The Company has not adopted a qualified incentive plan. No options were exercised by the executive officers during the years ended December 31, 2012 and 2011.

Outstanding Equity Awards at Fiscal Year-End December 31, 2012

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)(c)	Option Expiration Date
J John Combs III, CEO, President	227,250	(b)	165,000	(b)	$.64	12/31/15
John Jenkins, Executive VP, Director	108,000	(a)	132,000	(a)	$.50	12/31/15
Chris Dieterich, Secretary, Director	—		—		—	—
Fortunato Villamagna, President PWS	—		—		—	—
Mike Cardillo, President REGS	227,250	(b)	165,000	(b)	$.64	12/31/15

(a)
These options were issued on January 1, 2012 and 15% vest on January 1, 2012, 15% vest on June 30, 2012, 15% vest on December 31, 2012, 15 % vest on June 30, 2013, 15% vest on December 31, 2013, 15% vest on June 30, 2014 and 10% vest on December 31, 2014.

(b)
276,500 options were issued on March 31, 2010 but retroactive to January 1, 2009, of which 92,250 are exercisable until December 31, 2013. 300,000 options were issued on January 1, 2012 and 15% vest on January 1, 2012, 15% vest on June 30, 2012, 15% vest on December 31, 2012, 15 % vest on June 30, 2013, 15% vest on December 31, 2013, 15% vest on June 30, 2014 and 10% vest on December 31, 2014.

(c)	Represents weighted average exercise price.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

For general securities representation, the companies utilize the services of Dieterich & Associates. In 2012, total fees paid to that firm were approximately $8,795.00. Fees paid are reviewed by the other directors and compared against law firms offering similar securities expertise on an annual basis.

In 2010, the Company and Black Stone Management Services, LLC (“Black Stone”) formed PWS whereby 1,000,000 membership units were issued, the Company acquired 60% (600,000) of the membership units in PWS and Black Stone acquired 40% (400,000) of the membership units in PWS, respectively. FortunatoVillamagna, who serves as President of our subsidiary PWS, is a managing member and Chairman of Black Stone. In June 2012, the Company and Blackstone each allocated 10% of their respective membership units in PWS to two individuals, one of which is Mr. Combs, CEO/President of the Company and one which is Mr. Cardillo, a shareholder of the Company and President of a REGS. There was no value to the units at the time of the allocation. As of December 31, 2012 the Company owns 54% of the membership units, Black Stone 36% of the membership units and two related party individuals, noted above, each own 5% each of the membership units.

In August, 2011, we acquired certain waste destruction technology intellectual property (the “IP”) from Black Stone in exchange for 1,000,000 shares of our common stock valued at $100,000. As noted above Mr. Villamagna, who serves as President of our subsidiary PWS, is a managing member and Chairman of Black Stone. We estimated the useful life of the IP at ten years, which was consistent with the useful life of other technology included in our intangible assets, and management’s initial assessment of the potential marketability of the IP.

Notes payable, related parties

In February 2011, we executed a secured, promissory note with one of our officers, Mr. John Jenkins, in the amount of $50,000 (the “2011 Officer Note”). The 2011 Officer Note is secured by certain assets in MV and bears interest at 8% per annum and was originally due on August 15, 2011. It is currently due on demand. As additional consideration, we issued to the officer a five-year warrant to purchase 25,000 shares of our common stock at an exercise price of $0.60 per share. We valued the warrant at approximately $6,000 using the Black-Scholes model and recorded this amount as a debt discount. The debt discount was fully amortized during 2011.

Notes payable, related parties and accrued interest due to certain related parties as of June 30, 2013 and December 31, 2012 are as follows:

	2013	2012

Note payable dated February 2004, bearing interest at 8% per annum, originally due January 2008; assigned to CEO, Mr. Combs, by a third party in 2010; due on demand, in default	$97,000	$97,000

Note payable due to Mr. Cardillo, President of our subsidiary, REGS, interest at 8% per annum, originally due February 2009, in default	800	4,200

2011 Officer Note (see description above), in default	50,000	50,000

Accrued interest	45,000	39,200

	$192,800	$190,400

Director Independence

As of this filing, none of the directors is considered independent. In 2013, the company intends to identify and elect two or more independent directors.

Board Meetings and committees; annual meeting attendance

There were two board meetings held in 2012, both of which were fully attended by the three directors.

There is no Nominating Committee for directors, which the Company considers reasonable, as there is no direct compensation to directors who are not also officers, and there is no liability insurance available for errors and omissions, should they occur. Therefore, the Company has found it extremely difficult to attract independent directors.

Audit Committee

In 2013, the Company intends to form an audit committee to oversee all matters related to the Company’s financial activities and reporting requirements.

Audit Committee Financial Expert

None

Compensation Committee

In 2013, the Company intends to form a compensation committee to oversee all matters related to the Company’s compensation plans and packages.

Promoters and Certain Control Persons

During the Private Placement of 2011, the Company issued 320,000 shares to Corporate Capital Group, as brokerage fees, and an additional 320,000 warrants having a three-year exercise period and a strike price of $0.50 per share. This compensation was valued at $15,000.

ITEM 8. LEGAL PROCEEDINGS

We are and may be involved in various unresolved legal actions, administrative proceedings and claims in the ordinary course of business. Although it is not possible to predict with certainty the outcome of these unresolved actions, we do not believe, based on current knowledge, that any legal proceeding or claim is likely to have a material adverse effect on our financial position, results of operations or cash flows.

In 2009 and 2010, the Company became delinquent for unpaid federal employer and employee payroll taxes and accrued interest and penalties related to the unpaid payroll taxes. Additionally, we had amounts outstanding for certain unpaid state payroll taxes and accrued interest and penalties applicable to 2012 and 2011. All interest and penalties related to the delinquent federal and state payroll taxes are included in the section labeled “other income and expenses” in the consolidated statement of operations.

In September 2011, we received approval from the IRS to begin paying our outstanding federal payroll tax and related interest and penalties liabilities totaling approximately $971,000, for the aforementioned years in installments (the “Installment Plan”). Under the Installment Plan, we were required to pay minimum monthly installments of $12,500 commencing September 2011, which increased to $25,000 per month in September 2012, until the liability is paid in full. Through the duration of the Installment Plan, the IRS continues to charge penalties and interest at statutory rates. If the conditions of the Installment Plan are not met, the IRS may cancel it and may demand the outstanding liability to be repaid through a levy on income, bank accounts or other assets, or by seizing certain of our assets. Additionally, the IRS has filed a notice of federal tax lien against certain of our assets to satisfy the obligation. The IRS is to release this lien if and when we pay the full amount due. As of December 31, 2012 and 2011, the outstanding balance due to the IRS was $1,045,400, and $1,103,500, respectively. Two of the officers’ of the Company also have liability exposure for a portion of the taxes if the Company does not pay them.

As of December 31, 2012 and 2011, the amounts due for past due state payroll taxes, interest and penalties, was $35,400, and $32,100, respectively.

ITEM 9. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT’S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

Market Information for Common Stock

There is currently no public trading market for our common stock. Since January 22, 2008, our common stock has been listed on the Pink Sheets under the symbol “SENR.” The following table sets forth the range of high and low bid prices since the debut of public trading in our shares. The quotations reflect inter-dealer prices without retail mark-up, mark-down or commission and may not represent actual transactions.

	For the Years Ended December 31,
	2011		2012
	High	Low	High	Low
First Quarter	$1.15	$.90	$.90	$.40
Second Quarter	$.90	$.06	$.58	$.40
Third Quarter	$.90	$.15	$.52	$.10
Fourth Quarter	$.90	$.15	$.45	$.34

	For the Quarter Ended March 31, 2013 and June 30, 2013
	High	Low
First Quarter	$.75	$.41
Second Quarter	$.86	$.69

Stockholders

As of June 30, 2013, there were approximately 128 shareholders holding 43,359,895 common shares issued and outstanding. There are no preferred shares issued or outstanding.

Dividends

We have not declared or paid a cash dividend on our common stock. We currently intend to retain future earnings, if any, to finance the growth and development of our business and, therefore, do not anticipate paying cash dividends in the foreseeable future.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

2010

During 2010 the Company issued 1,165,000 shares of common stock in connection with the sale of common stock to accredited investors receiving gross proceeds of $558,500.

In 2010, the Company issued 40,000 shares of common stock to an individual for services valued at $17,200.

In 2010, the Company issued 400,000 shares of common stock to an individual upon conversion of a note payable and accrued interest into common stock. The common stock was valued at $172,388.

2011

During 2011 the Company issued 920,000 shares of common stock in connection with the sale of common stock to accredited investors receiving gross proceeds of $199,000.

In 2011, the Company issued 240,700 shares of common stock to a corporation upon conversion of a note payable into common stock. The common stock was valued at $103,500.

In 2011, the Company issued 460,000 shares of common stock to one individual and two corporations for services valued at $46,400.

In 2011, the Company issued 1,000,000 shares of common stock to a related party LLC for the purchase of an asset valued at $100,000.

In 2011, the Company issued 100,000 shares to a corporation in connection with the extension of a non-binding agreement valued at $50,000.

In 2011 we issued 115,301 warrants to a related party LLC for services valued at $19,900.

In 2011, the Company granted 132,000 options to three employees to purchase common stock at an exercise price of $1.00 per share. The options vest over three years.

2012

During 2012 the Company issued 6,225,000 shares of common stock in connection with the sale of common stock to accredited investors receiving gross proceeds of $1,315,000

In 2012, the Company issued 350,000 share of common stock, valued at $56,000, in connection with the sale of convertible debt to accredited investors. Pursuant to the terms of the convertible debt, 1,790,500 shares of common stock, valued at $358,100, were issued upon conversion of principal and unpaid interest into common stock

In 2012, the Company issued 900,000 shares of common stock to a corporation upon conversion of a note payable into common stock. The common stock was valued at $148,500.

In 2012, the Company issued 3,100,000 shares of common stock to three corporations for services valued at $511,500.

In 2012, the Company issued 500,000 shares of common stock to an accredited investor in connection with a common stock subscription in the amount of $100,000.

In 2012, the Company granted 1,800,000 options to purchase common stock to officers and employees at an exercise price of $.50 per share. These options vest over the period January 1, 2012 to December 31, 2014.

2013

During the period January 1, 2013 through June 30, 2013 the Company issued 3,116,000 shares of common stock in connection with the sale of common stock to accredited investors receiving gross proceeds of $779,000.

During the period January 1, 2013 through June 30, 2013 the Company issued 14,461 shares of common stock to an employee upon exercise of common stock options.

The issuance of these shares of our common stock described above was pursuant to the exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended and related state private offering exemptions. All of the investors were Accredited Investors as defined in the Securities Act who took their shares for investments purposes without a view to distribution and had access to information concerning the company and its business prospects, as required by the Securities Act.

In addition, there was no general solicitation or advertising for the purchase of these shares. All certificates for these shares issued pursuant to Section 4(2) contain a restrictive legend. Finally, our stock transfer agent has been instructed not to transfer any of such shares, unless such shares are registered for resale or there is an exemption with respect to their transfer.

ITEM 11. DESCRIPTION OF REGSTRANT’S SECURITIES TO BE REGISTERED

Common Shares

The Company’s authorized capital stock consists of 70,000,000 shares of Common Stock with a $.001 par value, and 5,000,000 shares of Preferred Stock. As of June 30, 2013, the Company has approximately 43,359,895 shares of its Common Stock outstanding. No Preferred Stock has been issued.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Corporation Laws of the State of Nevada and the Company’s Bylaws provide for indemnification of our Directors for expenses actually and necessarily incurred by them in connection with the defense of any action, suit or proceeding in which they, or any of them, are made parties, or a party, by reason of having been our Director(s) or Officer(s), or of such other corporation, except, in relation to matter as to which any such Director or Officer or former Director or Officer or person shall be adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of duty.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Exhibit 99.1 Financial Statements.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

a) Financial Statements

The following financial statements are included as Exhibit 99.1 and are hereby incorporated by reference:

Interim Unaudited Consolidated Financial Statements

Page

Consolidated Balance Sheets as of June 30, 2013 and December 31, 2012	F-27

Consolidated Statements of Operations for the Three Months and Six Months Ended June 30, 2013 and 2012	F-28

Consolidated Statements of Cash Flows for the Six Months Ended June 30, 2013 and 2012	F-29

Notes to Consolidated Financial Statements	F-30

(b) Exhibits

The following documents are filed as exhibits to this Registration Statement:

3.1	Articles of Incorporation, dated February 13, 2002 (1)
3.2	Amendment to the Articles of Incorporation, dated December 19, 2007, changing the name and effecting a reverse (1)
3.3	Bylaws of the corporation, effective February 13, 2002 (1)
4.1	$225,000 Convertible Note and Note Agreement of the Corporation, issued February 14, 2012 (2)
4.2	Form of Warrant, having a 3-year life with $0.50 exercise price (1)
4.3	Form of Warrant, having a 5-year life with $0.50 exercise price (1)

10.1	Agreement for acquisition of MV, dated June 13, 2008 (1)
10.2	Agreement for acquisition of intellectual property from Black Stone Management Services, LLC, dated August 10, 2011 (1)
10.3	Agreement for Merger with Satellite Organizing Solutions, Inc. (1)
14.1	Code of Ethics (1)
21.1	Subsidiaries of Registrant (1)
31.1	Certification of Principal Executive Officer
31.2	Certification of Principal Financial Officer
32.1	Certification of Principal Executive Officer (Section 1350)
32.2	Certification of Principal Financial Officer (Section 1350)
99.1	Financial Statements

(1)	Incorporated by reference to the Company’s Report on Form 10 filed May 21, 2013.
(2)	Incorporated by reference to the Company’s Report on Form 10 Amendment No. 1 filed July 23, 2013.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 9, 2013	STRATEGIC ENVIRONMENTAL & ENERGY RESOURCES, INC.

	By	/s/ J. John Combs
J. John Combs III Chief Executive Officer with Responsibility to sign on behalf of Registrant as a Duly authorized officer and principal executive officer

	By	/s/ Monty Lamirato
Monty Lamirato
Acting Chief Financial Officer with
responsibility to sign on behalf of Registrant as a
duly authorized officer and principal financial officer